Via Facsimile and U.S. Mail
Mail Stop 6010

December 5, 2008

C. James Prieur
Chief Executive Officer
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

Re: Conseco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 filed March 28, 2008
Form 10-Q for the Three Months Ended March 31, 2008 filed May 9, 2008
File No. 001-31792

Dear Mr. Prieur:

We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief